NEWTOWN, Pennsylvania --- July 19, 2000 --- R. Ted Brant, Chairman and Chief Executive Officer of b-Fast Corp., formerly Aero Services International, Inc., a Louisiana corporation, died on June 28, 2000 in Morgantown, West Virginia. Brant served as Chairman and CEO of b-Fast for six years in addition to serving as President and Director of Transtech Holding Company, Inc. and was an officer and director of several other companies.

Effect on b-Fast: A meeting of Directors was held on July 11, 2000, pursuant to the corporation's bylaws and in accordance with the Business Corporation Law of Louisiana, to elect new officers to fill vacant positions resulting from Brant's death. The Directors vote resulted in Richard W. Brant being named to fill the vacancy on the Board. Richard Brant is the son of Mr. Brant. Maurice A. Lawruk, a current Board member, will assume the position of Chairman of the Board. Bobby Ray Adkins, a Director and former Chief Operating Officer, was named President and Chief Executive Officer and nominated to the Audit Board. The position of Chief Operating Officer vacated by Mr. Adkins was not filled. Each new appointee will remain in his new office until the next annual election and until their successors are duly elected and qualified.

About b-Fast: b-Fast is a diversified company that supplies ground support services for general aviation aircraft at airports located in Harrisburg, Pennsylvania, and Morgantown, West Virginia, with its facilities more commonly referred to as "Fixed Base Operations" or "FBOs." b-Fast provides on demand "line services" for the general aviation fleet that includes the fueling, ground handling and storage of aircraft along with the subleasing of hangar and office space to tenants. In conjunction with its general aviation activities, b-Fast also provides, on a contractual basis, ground support services for commercial airlines, which primarily include fueling and de-icing. In addition to providing services for general aviation aircraft and commercial airlines, b-Fast is also involved in the motorsports industry.